UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 17, 2018

MICT, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	001-35850	27-0016420
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

28 West Grand Avenue, Suite 3, Montvale, New Jersey	07645
(Address of principal executive offices)	(Zip Code)

(201) 225-0190

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions(see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into Material Definitive Agreement.

Acquisition Agreement

On December 18, 2018, MICT, Inc., a Delaware corporation (“MICT” or the “Company”), Global Fintech Holdings Ltd., a British Virgin Islands corporation (“BVI Pubco”), GFH Merger Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of BVI Pubco (“Merger Sub”), BNN Technology PLC, a United Kingdom Private limited company (“BNN”), Brookfield Interactive (Hong Kong) Limited, a Hong Kong company and a subsidiary of BNN (“BI China”), ParagonEx LTD, a British Virgin Islands company (“ParagonEx”), certain holders of ParagonEx’s outstanding ordinary shares and a trustee thereof, and Mark Gershinson, in the capacity as the representative of the ParagonEx sellers, entered into an Acquisition Agreement (the “Acquisition Agreement”), pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Acquisition Agreement, Merger Sub will merge with and into the Company, as a result of which each outstanding share of the Company’s common stock and warrant to purchase the same shall be cancelled in exchange for the right of the holders thereof to receive 0.93 substantially equivalent securities of BVI Pubco, after which BVI Pubco will acquire (i) all of the issued and outstanding securities of BI China in exchange for newly issued ordinary shares of BVI Pubco and (ii) all of the issued and outstanding ordinary shares of ParagonEx for a combination of cash in the amount equal to approximately $25 million (the majority of which was raised in a private placement by BVI Pubco), unsecured promissory notes and newly issued ordinary shares of BVI Pubco (collectively, the “Acquisitions”).

In furtherance of the Acquisitions, and upon the terms and subject to the conditions described in the Acquisition Agreement, BNN has agreed to commence a tender offer (the “Offer”), as promptly as practicable and no event later than 15 business days after the execution of the Acquisition Agreement, to purchase up to approximately 20% of the outstanding shares of the Company’s common stock at a price per share of $1.65, net to the sellers in cash, without interest (the “Offer Price”). Additionally, following the Acquisitions, it is contemplated that the Company’s operating business assets, including its interest in Micronet Ltd., shall be spun off to the Company’s stockholders who continued to retain shares of the Company’s common stock after the Offer.

Subject to the terms and conditions of the Acquisition Agreement, and assuming that none of the shares of the Company’s common stock are purchased by BNN in connection with the Offer, MICT’s stockholders will own approximately 5.27% of BVI Pubco after giving effect to the transactions contemplated by the Acquisition Agreement.

Consummation of the transactions contemplated by the Acquisition Agreement are subject to certain closing conditions, including, among other things, approval by the stockholders of MICT. The Acquisition Agreement contains certain termination rights for each of the Company, BNN, BI China and ParagonEx, and further provides that, upon termination of the Acquisition Agreement under specified circumstances, MICT may be required to pay to BNN and ParagonEx a termination fee of $900,000, and BNN and ParagonEx may be required to pay to MICT a base termination fee of $1.8 million, which shall increase to $3M under certain specified circumstances. The Acquisition Agreement also contains customary representations, warranties and covenants made by, among others, MICT, BNN and BI China, ParagonEx, and BVI Pubco and Merger Sub, including as to the conduct of their respective businesses (as applicable) between the date of signing the Acquisition Agreement and the closing of the transactions contemplated thereby.

The Acquisition Agreement provides that, as a result of the transactions contemplated thereby, options to purchase shares of the Company’s common stock that are outstanding and unexercised shall be converted into and become options to purchase ordinary shares of BVI Pubco, and BVI Pubco shall assume MICT’s 2012 Stock Incentive Plan and 2014 Stock Incentive Plan, as in effect as of the date of the Acquisition Agreement.

The Company’s board of directors has approved the Acquisition Agreement. The Acquisition Agreement does not obligate the Company’s board of directors to recommend that MICT’s stockholders accept the Offer and tender their shares of the Company’s common stock at the Offer Price, and the Company’s board of directors will make its determination regarding whether to make such a recommendation or to remain neutral at or around the time the Offer is launched.

The obligation of BNN to consummate the Offer is subject to a number of conditions, including (i) the absence of a material adverse effect with respect to the Company, (ii) compliance by the Company with certain Nasdaq requirements, and (iii) certain other customary conditions. The consummation of the Offer is not subject to any financing condition or any condition regarding any minimum number of shares of the Company’s common stock being validly tendered in the Offer.

The foregoing description of the Acquisition Agreement, the Offer, and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Acquisition Agreement, which is filed herewith as Exhibit 2.1 and is incorporated herein by reference.

Voting Agreement

In connection with the execution and delivery of the Acquisition Agreement, David Lucatz, on behalf of his affiliates that are stockholders of the Company (the “Stockholder”), entered into a voting agreement (the “Voting Agreement”) pursuant to which, during the term of such agreement, the Stockholder has agreed to certain actions in support of the transactions contemplated by the Acquisition Agreement and will, at every meeting of the stockholders of the Company called for such purpose, and at every adjournment or postponement thereof (or in any other circumstances upon which a vote, consent or approval is sought, including by written consent), not vote any of his shares of the Company’s common stock at such meeting in favor of, or consent to, and will vote against and not consent to, the approval of any alternative proposal that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay or adversely affect in any material respect the transactions contemplated by the Acquisition Agreement.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, a form of which is filed herewith as Exhibit 10.1 and incorporated herein by reference.

Amendment to Warrants and Debentures

On December 17, 2018, the Company entered into an Amendment to Warrants and Debentures (the “YA Agreement”) with YA II PN, Ltd. (“YA”) with respect to (i) the secured convertible debentures due October 1, 2019 held by YA, which were issued pursuant to that certain securities purchase agreement dated March 29, 2018 between YA, the Company, and Enertec Electronics Ltd. (the “Debentures”), and (ii) the warrants to purchase an aggregate of 1,187,500 shares of the Company’s common stock held by YA, with exercise prices ranging from $1.50 to $4.00 and expiration dates ranging from June 30, 2021 to March 29, 2023 (collectively, the “Warrants”).

Pursuant to the YA Agreement, in connection with the transactions contemplated by the Acquisition Agreement and effective upon the consummation of the Acquisitions, the Warrants shall be replaced by certain new warrants (the “Replacement Warrants”) exercisable at $2 per share for a number of ordinary shares of BVI Pubco equal to the number of shares underlying the Warrants immediately prior to the effectiveness of the Acquisitions (subject to adjustment as described therein). YA also agreed that it would not convert the Debentures into more than one million shares of the Company’s common stock during the period between the execution of the YA Agreement and the earlier to occur of the effectiveness of the Acquisitions or the termination of the Acquisition Agreement.

The Company agreed to pay in cash the remaining outstanding principal amount and all accrued interest with respect to the Debentures as of the consummation of the Acquisitions, subject to any applicable redemption premiums.

The foregoing description of the YA Agreement and the Replacement Warrants does not purport to be complete and is qualified in its entirety by reference to the YA Agreement and the Replacement Warrants, forms of which are filed herewith as Exhibits 10.2 and 4.1, respectively, and incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

On December 20, 2018, the Company, BNN and ParagonEx issued a press release to announce the Offer, the Acquisition Agreement and the transactions contemplated thereby. A copy of the press release is furnished herewith as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits.

(d)

2.1	Acquisition Agreement, dated as of December 18, 2018, by and among the parties named therein.*
4.1	Form of Common Stock Purchase Warrant.
10.1	Form of Voting Agreement.
10.2	Amendment to Warrants and Debentures, dated as of December 17, 2018, by and among MICT, Inc. and YA II PN, Ltd.
99.1	Press Release Issued December 20, 2018.

* Certain schedules and exhibits to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-k. MICT, Inc. agrees to furnish a supplemental copy of any omitted schedule to the SEC (as defined below) upon request.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

The Offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company, nor is it a substitute for the tender offer materials that BNN will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the Offer. At the time the Offer is commenced, BNN will file a tender offer statement on Schedule TO with the SEC, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the Offer.  Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the Offer and the transactions contemplated thereby free of charge at the website of the SEC at www.sec.gov, and from the information agent named in the Offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investor Relations” section of the Company’s website at http://micronet-enertec.com/IR-SEC%20Filings.asp.

INVESTORS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF THE COMPANY AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE OFFER AND THE TRANSACTIONS CONTEMPLATED THEREBY THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES PURSUANT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

This current report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the transactions contemplated by the Acquisition Agreement, MICT and BVI Pubco will prepare a proxy statement/prospectus for MICT’s stockholders and a registration statement on Form F-4 to be filed with the SEC.  MICT’s proxy statement/prospectus will be mailed to MICT’s stockholders that do not opt to receive the document electronically. MICT and BVI PUBCO urge investors, stockholders and other interested persons to read, when available, the proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information.

Such persons can also read MICT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, for a description of the security holdings of its officers and directors and their respective interests as security holders in the consummation of the transactions described herein. MICT’s definitive proxy statement/prospectus, which will be included in the registration statement, will be mailed to stockholders of MICT as of a record date to be established for voting on the transactions described in this report. MICT’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: MICT, Inc., 28 West Grand Avenue, Suite 3, Montvale NJ 07645.  These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

MICT and its directors and executive officers may be deemed to be participants in the solicitation of proxies for the special meeting of MICT’s stockholders to be held to approve the transactions. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of MICT’s stockholders in connection with the proposed transactions will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about MICT’s executive officers and directors in its Annual Report on Form 10-K, which was filed with the SEC on April 13, 2018. You can obtain free copies of these documents from MICT using the contact information above.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This current report on Form 8-K contains forward-looking statements within the meaning of the safe harbor provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995 and are based on current expectations that involve a number of risks and uncertainties. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including statements about the planned completion of the Offer and the transactions contemplated by the Acquisition Agreement. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will be achieved or accomplished. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those expressed in any forward-looking statement, many of which are outside of the control of management. These factors include, but are not limited to: (i) the occurrence of any event, change or other circumstance that could give rise to the termination of the Acquisition Agreement; (ii) successful completion of the proposed transactions on a timely basis; (iii) uncertainties as to how many of the holders of shares of MICT’s common stock will tender their shares into the Offer; (iv) the impact of regulatory reviews on the proposed transaction; (v) the outcome of any legal proceedings that may be instituted against any announcement of the Acquisition Agreement following the announcement of the same; (vi) risks that the proposed transactions disrupt current plans and operations; and (vii) other factors described in the Company’s filings with the SEC, including the reports on Forms 10-K, 10-Q, and 8-K. Except to the extent required by applicable law, neither the Company nor any of the parties to the Acquisition Agreement undertakes any obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future results or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MICT, INC.

Dated: December 21, 2018	By:	/s/ David Lucatz
Name: David Lucatz
Title: President and Chief Executive Officer

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